Advanced Pipe Fitting Technologies, Inc
Ste 810, NO: 98 Dong San Huan South Road Chaoyang District Beijing, P.R. China Tel: (8610) 5861-1818

March 25, 2010
United States
Security & Exchange Commission
Division of Corporate Finance
Attn: Era Anagnosti
100 F Street, N.E.
Washington, DC 20549

Re: Advanced Pipe Fitting Technologies, Inc.
Registration statement on Form S-1A
File No: 333-164396

Enclosed is our response to your comments of March 22, 2010.  As per your request we are enclosing marked copies of the amendments to expedite your review.  Attached you will also find a copy of the “redlined” amendment for comparison purposes.

We look forward to hearing back from you and we hope we responded appropriately to all your comments. Please feel free to contact us directly at 775-232-1950 or fax any response to 775-201-8331.

Sincerely;

/s/ Yanzhang Li
President

General

1. Please have your accountants revise their consent to include language consenting to them being named as experts in the registration statement.

2. Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

Answer:  Revised and up-dated

Risk Factors, page 6

Risks Related to Doing Business in China, page 6

Regulation relating to the establishment of an offshore special purpose vehicle.... page 8

3. We note your revised disclosure in response to comment four of our letter dated March 8, 2010. It appears that the planned operations of your subsidiary fall within the "encouraged" category of foreign investments in China, and that you plan to structure your local investment through a Hong Kong limited liability company. Your disclosure does not clarify, however, how the current regulatory environment may affect this type of investment vehicles and why you cannot predict whether SAFE will apply to a Hong Kong LLC or whether the PRC residents' registration requirements would apply in the context of a foreign investment through a Hong Kong LLC. Please revise your disclosure accordingly.

Answer: Revised

PRC resident stockholders currently collectively hold 81.66% of our common stock, which in turn, our planed Hong Kong LLC will be defined as a “special purpose companies controlled by residents inside China” and our local operation subsidiary will be defined as a “Return investment through special purpose companies by residents inside China” and subject to the SAFE notice; our PRC stockholders need to make their SAFE registration in order to comply with the SAFE notice. However, since we need to raise a significant amount of capital to carry out our business objectives, we rely on our equity ownership to raise the capital, as a result, the percentage of our common stock collectively held by PRC resident stock holders will decrease, we currently can’t predict how this will affect our ownership structure, and whether or not our PRC resident stockholders will still control our company after we raise the required capital. If our PRC resident stockholders collectively hold less than 50% of our common stock in the new ownership structure, our Hong Kong LLC will not be treated as a SPV controlled by PRC residents; our local operation subsidiary will not be defined as “Return investment through special purpose companies by residents inside China”. Furthermore, our Hong Kong LLC will exempt from Article 11 of Circular 10, which will not be required to obtain prior approval of MOFCOM when we acquire a PRC domestic enterprise. (Please refer to Risk factor, “We may not be able to efficiently grow our business through merger and acquisition” for more detailed information)

Selling Shareholders, page 24

4. We note your response and revised disclosure to comment 10 of our letter dated March 8, 2010. To the extent that the company had received from investors commitments to invest in the company's stock prior to it being incorporated, which commitments resulted in the company issuing shares of common stock in private placements after the company was incorporated and had duly authorized shares of common stock for issuance, please so disclose. Otherwise, tell us how these private placements took place prior to the incorporation.

Answer: revised

We had prior commitments from a number of potential shareholders to a private placement on July 30th, 2009 and August 1st, 2009, although the company did not incorporate till August 4th, 2009.   The company thereafter issued a total of 175,000 shares of our common stock sold to 35 investors at a price of $ 0.25 per share, we received a total amount of USD$ 43,750.00 from these private placements.

Officers and Key Personnel of the Company, page 42

5. We note your response to comment 13 of our letter dated March 8, 2010; however, the disclosure still appears on page 45. Please remove.

Answer:  deleted

Certain Relationships and Related Transactions, page 46

6. With respect to Mr. Qiong Xie, please include in the next amendment the fourth paragraph of your response to comment 14 of our letter March 8, 2010 where you disclose that Mr. Xie acts "as translator and consultant in the "go public" aspect of the business plan" and that he is not an employee of the company.

Answer:  revised

The Company issued 1,634,000 shares @ 0.001 to Qiong Xie for his assistance in refining the company’s business model, objectives and profit model, development of business plan from April 30th, 2009 to September 4th, 2009 and acts as translator and consultant in the “go public” aspect of the business plan., he is not an employee.